Exhibit 99.1

Maris-Tech Secures a $700,000 Order from a Repeat Customer in the Defense Industry for Innovative AI-Based Video Distribution Solution

The customized high-end system will be designed for integration on armored vehicles

Rehovot, Israel, Aug. 01, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) ("Maris-Tech" or the "Company"), a leading B2B provider of edge computing artificial intelligence (AI) accelerated video solutions for edge platforms, today announced that it received a significant order in the amount of $700,000 from a valued repeat customer for the development and production of a new system with AI-enabled video distribution capabilities, specially designed for armored vehicles. The unique solution is a high-end video system that enhances the driving and control capabilities of armored vehicles. The order is expected to be delivered in tranches during 2024 to 2027.

“We are thrilled to collaborate once again with our esteemed customer on this unique video solution tailored for the defense industry to enhance the safety and efficiency of armored vehicles. This significant order underscores our commitment and success in developing cutting-edge AI-enabled video solutions that support the critical needs of new and existing customers” said Israel Bar, Chief Executive Officer of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video streaming and AI technology, founded by veterans of the Israeli technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the development, production and delivery of a new system with AI-enabled video distribution capabilities, the timing for the delivery of the order, and our intentions to provide our customers with unique solution for the defense industry to enhance the safety and efficiency of armored vehicles and support the critical needs of new and existing customers. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:
Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com